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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 15, 2020

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated July 7, 2020, regarding the captioned subject. The Board, at their meeting held on July 14-15, 2020, approved the following items of business:

1. Appointment of Bobby Parikh as an independent director:

   Based on the recommendation of the Nomination and Remuneration Committee, the Board appointed Bobby Parikh (DIN: 00019437), as an additional and Independent Director effective July 15, 2020 for a period of 3 (three) years, subject to the approval of shareholders.

   In this regard a press release and his brief profile are enclosed herewith.

   It may be noted that Bobby Parikh has no relationship with any member of the Board of directors and meets all the criteria for being appointed as an independent director under applicable laws/circulars.

Financial Results

2. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter ending June 30, 2020;

3. Took on record the audited standalone financial results of the Company as per INDAS for the quarter ending June 30, 2020; and

4. Took on record the audited consolidated financial results of the Company and its subsidiaries as per IFRS for the quarter ending June 30, 2020.

Other matters

5. Revised the corporate governance guidelines.

We are enclosing herewith the financial results, press release and corporate governance guidelines for your information and record. The same will be made available on the Company's website www.infosys.com.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED BENGALURU

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Appoints Bobby Parikh as an Independent Director

Appointment to be effective July 15, 2020

Bengaluru, India – July 15, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting today announced the appointment of Bobby Parikh as an Independent Director of the Company, effective July 15, 2020, based on the recommendations of the Nomination and Remuneration Committee of the Board. The appointment is for a period of three years and is subject to the approval of shareholders.

Mr. Bobby Parikh is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Mr. Parikh's particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Mr. Parikh works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Mr. Parikh also works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Mr. Parikh is former Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987.

Welcoming Mr. Parikh to the Board, Kiran Mazumdar-Shaw, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee said, "Bobby Parikh is a well-respected business leader who brings a wealth of experience and financial acumen to the Infosys Board. His vast experience in the realm of corporate governance will greatly benefit the Company."

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For further information, please contact: PR_Global@infosys.com

Bobby Parikh
Independent Director, Infosys



Bobby Parikh is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services.

Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. India has witnessed significant deregulation and a progressive transformation of its policy framework. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India's policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh's particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Mr. Parikh works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Mr. Parikh also works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action.

Mr. Parikh was most recently co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Mr. Parikh was the

Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young.

Mr. Parikh is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987.